Delisting Determination,The Nasdaq Stock Market, LLC,
June 23, 2009, Corgi International Limited. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Corgi International Limited
(the Company), effective at the opening of the trading session on July 6, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5450(b)(1)(A). (That Rule was enumerated as 4450(a)(3) at the time of the determination.)
The Company was notified of the Staffs determination on February 5, 2009. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on March 18, 2009 and trading in the Companys securities was suspended on March 20, 2009. The Staffs Determination to delist the Company became final on that date.